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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      ENHANCE FINANCIAL SERVICES GROUP INC.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   293310 10 8
             -------------------------------------------------------
                                 (CUSIP Number)

              F. SEDGWICK BROWNE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                       101 PARK AVENUE, NEW YORK NY 10178

                                 (212) 309-6000

                           ---------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 APRIL 16, 1997
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

CUSIP NO.  293310 10 8                                        PAGE 2 OF 22 PAGES
          -------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SWISS REINSURANCE COMPANY


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (A) [ ]
                                                                                      (B) [ ]
---------------------------------------------------------------------------------------------
3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR (e)
                                                                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        SWITZERLAND

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                      7   SOLE VOTING POWER
                          1,700,000 SHARES OF COMMON STOCK

                     ------------------------------------------------------------------------
     SHARES           8   SHARED VOTING POWER
  BENEFICIALLY              0 SHARES OF COMMON STOCK
    OWNED BY
      EACH           ------------------------------------------------------------------------
    REPORTING         9   SOLE DISPOSITIVE POWER
     PERSON               1,700,000 SHARES OF COMMON STOCK
      WITH
                     ------------------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                            0 SHARES OF COMMON STOCK

---------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,700,000 SHARES OF COMMON STOCK

---------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]

---------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.07%**

---------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IC

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

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Based on 18,741,554 shares of Common Stock outstanding as of April 16,
     1997.





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                                                              PAGE 3 OF 22 PAGES

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

          The Statement on Schedule 13D filed by Swiss Reinsurance Company (the "Reporting Person") with the Securities and Exchange Commission (the "Commission") on February 20, 1996 (the "Initial 13D"), as amended by Amendment No. 1 on May 22, 1996 ("13D Amendment No. 1"), is hereby amended by this Amendment No. 2 (the Schedule 13D, as amended, is hereinafter referred to as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

          Appendix A to Item 2 is hereby amended and restated in its entirety by Appendix A attached hereto. Appendix A sets forth information concerning the executive officers and directors of the Reporting Person as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by the following information:

          On April 17, 1997, the Reporting Person, Merrill Lynch, Pierce, Fenner & Smith, Inc. (the "Seller") and the Company entered into a letter agreement (the "Letter Agreement"; filed herewith as Exhibit F) pursuant to which the Reporting Person agreed to purchase 700,000 shares of Common Stock from the Seller at $39.00 per share. The funds required by the Reporting Person to pay the purchase price for such Common Stock came from working capital available for investment.

Item 4.  Purpose of the Transaction

          Item 4 is hereby amended and restated in its entirety by the following information:

          Pursuant to the terms of the Stock Purchase Agreement, the Reporting Person acquired, in two separate transactions which took place on February 23, 1996 and March 20, 1996, (i) 600,000 shares of Common Stock from the Company at a price of $24.48 per share and (ii)





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                                                              PAGE 4 OF 22 PAGES

400,000 shares of Common Stock from ManuLife at a price of $24.48 per share (the shares referred to in (i) and (ii), collectively, the "Initial Shares").

          On February 23, 1996, the Company, the Reporting Person and the other parties to the Subscribers' Registration Rights Agreement dated as of October 31, 1986, as amended (the "Registration Rights Agreement"; filed as Exhibit B to the Initial 13D), entered into Amendment No. 6 to the Registration Rights Agreement ("Registration Rights Amendment No. 6"; filed as Exhibit D to 13D Amendment No. 1), pursuant to which the Reporting Person has been granted certain registration rights with respect to the Initial Shares. Registration Rights Amendment No. 6 was entered into in satisfaction of a condition set forth in the Stock Purchase Agreement.

          Also on February 23, 1996, in satisfaction of a condition set forth in the Stock Purchase Agreement, the Company and the other parties to the Shareholders' Agreement dated May 10, 1988, as amended (the "Shareholders' Agreement"; filed as Exhibit C to the Initial 13D), entered into Amendment No. 3 to the Shareholders' Agreement ("Shareholders' Agreement Amendment No. 3"; filed as Exhibit E to 13D Amendment No. 1), pursuant to which the Reporting Person and the Initial Shares acquired pursuant to the Stock Purchase Agreement are exempted from all of the voting and other provisions of the Shareholders' Agreement.

          On April 17, 1997, the Reporting Person entered into the Letter Agreement pursuant to which it agreed to purchase an additional 700,000 shares of Common Stock from the Seller at a price of $39.00 per share (collectively, the "Additional Shares").

          In connection with the Letter Agreement, on April 16, 1997, the Company, the Reporting Person and the other parties to the Registration Rights Agreement entered into Amendment No. 7 to the Registration Rights Agreement ("Registration Rights Amendment No. 7"; filed herewith as Exhibit G), pursuant to which, among other things, (i) the Reporting Person was granted certain registration rights with respect to the Additional Shares to be acquired pursuant to the Letter Agreement, and (ii) the Reporting Person was granted an additional Demand Registration (as defined in the Registration Rights Agreement).

          The Reporting Person has beneficial ownership of the Initial Shares and the Additional Shares as a result of the Reporting Person's execution and delivery of, and the transactions contemplated by, the Stock Purchase Agreement and the Letter Agreement. Although such Initial Shares were acquired, and such Additional Shares will be acquired, as part of a strategy for the Company and the Reporting Person to work more closely on joint products and ventures, such Initial Shares were acquired, and such Additional Shares are being acquired, by the Reporting Person for investment purposes and not with the purpose of changing control of the Company. In connection with this strategy, an employee of the Reporting Person, Mr. Adrian Sulzer, was elected to the Board of Directors of the Company. Moreover, pursuant to the terms of the Stock Purchase Agreement, the Reporting Person has the right to send an observer to meetings of the Board of Directors of the Company. Such observer shall not have the right to vote or otherwise function as a Director of the Company.



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                                                              PAGE 5 OF 22 PAGES


          Except for restrictions on the Reporting Person's transfer of Initial Shares or Additional Shares as set forth in the Stock Purchase Agreement and on the Reporting Person's ability to acquire additional securities of the Company as set forth in the Stock Purchase Agreement, the Reporting Person may change any of its current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock deemed beneficially owned by the Reporting Person, or take any other action with respect to the Company or any of its securities in any manner permitted by law.

          Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Appendix A to Item 2 of this Schedule 13D has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Company

          Clause (a) of Item 5 is hereby amended and restated in its entirety by the following information:

          (a) The aggregate number of shares of Common Stock that are beneficially owned by the Reporting Person as of the date hereof is 1,700,000 shares, or approximately 9.07% of the class of securities identified in Item 1 based on information from the Company that there were 18,741,554 shares of Common Stock outstanding as of April 16, 1997 (which figure includes the 1,000,000 shares of Common Stock subject to the Stock Purchase Agreement and the 700,000 shares of Common Stock subject to the Letter Agreement). None of the persons named in Appendix A beneficially own any shares of Common Stock of the Company.






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                                                              PAGE 6 OF 22 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         With the exception of (i) the Stock Purchase Agreement, (ii) the Letter Agreement, (iii) Registration Rights Amendment No. 6, and (iv) Registration Rights Amendment No. 7, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1.   Exhibit F   - Letter Agreement, dated April 17, 1997.
2.   Exhibit G   - Registration Rights Amendment No. 7, dated April 16, 1997.






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                                                              PAGE 7 OF 22 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 1997

                                    SWISS REINSURANCE COMPANY



                                    By: /s/ Peter P. Hugle
                                       _________________________________________
                                       Name:  Peter P. Hugle
                                       Title: Member of Executive Board and CIO



                                    By: /s/ Adrian Sulzer
                                       _________________________________________
                                       Name:  Adrian Sulzer
                                       Title: Member of Senior Management







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                                                              PAGE 8 OF 22 PAGES

                              APPENDIX A TO ITEM 2

         The following sets forth information with respect to the executive officers and directors of the Reporting Person.

         The Reporting Person is a corporation organized under the laws of Switzerland. The principal executive offices of the Reporting Person are located at Mythenquai 50/60, 8022 Zurich, Switzerland.

         Ulrich Bremi is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors and member of the Committee of Directors of the Reporting Person. Mr. Bremi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Lukas Muhlemann is a Swiss citizen and his principal occupation is to act as Chief Executive Officer of Credit Suisse Group. Mr. Muhlemann is the Deputy Chairman of the Board of Directors and member of the Committee of Directors of the Reporting Person. Mr. Muhlemann's business address is Paradeplatz 8, 8070 Zurich, Switzerland.

         Urs Barlocher is a Swiss citizen and his principal occupation is to act as Head of Law and Taxes of Novartis (formerly Sandoz AG and Ciba-Geigy AG). Mr. Barlocher is a member of the Board of Directors of the Reporting Person. Mr. Barlocher's business address is Lichtstrasse 35, 4002 Basel, Switzerland.

         Thomas W. Bechtler is a Swiss citizen and his principal occupation is to act as Managing Director of Hesta AG. Mr. Bechtler is a member of the Board of Directors of the Reporting Person. Mr. Bechtler's business address is Seestrasse 21, P.O. Box 1510, 8700 Kusnacht, Switzerland.

         Hans Buhlmann is a Swiss citizen and his principal occupation is as Professor at the Federal Institute of Technology in Zurich. Mr. Buhlmann is a member of the Board of Directors and a member of the Committee of Directors of the Reporting Person. Mr. Buhlmann's business address is the Federal Institute of Technology, 8092 Zurich, Switzerland.

         George L. Farr is a U.S. citizen and his principal occupation is to act as Vice Chairman of American Express Company. Mr. Farr is a member of the Board of Directors of the Reporting Person. Mr. Farr's business address is American Express Tower, World Financial Center, 200 Vesey Street, 50th Floor, New York, New York 10285-5007, USA.

         Peter Forstmoster is a Swiss citizen and his principal occupation is as Professor at the University of Zurich. Mr. Forstmoster is a member of the Board of Directors of the Reporting Person. Mr. Forstmoster's business address is Bahnhofstrasse 13, 8001 Zurich, Switzerland.




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                                                              PAGE 9 OF 22 PAGES

         Benedict G. F. Hentsch is a Swiss citizen and his principal occupation is to act as a Partner of Darier Hentsch & Cie. Mr. Hentsch is a member of the Board of Directors of the Reporting Person. Mr. Hentsch's business address is rue Saussure 4, P.O. Box 5045, 1211 Geneva 11, Switzerland.

         Ernesto Jutzi is a Swiss citizen and his principal occupation is to act as member of the Board of Directors of the Reporting Person. Mr. Jutzi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         John R. Coomber is a British citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Christoph Dorschel is a German citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Peter P. Hugle is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Hugle's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Heidi Hutter is a U.S. citizen and her principal occupation is to act as member of the Executive Board of the Reporting Person. Ms. Hutter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Rudolf Kellenberger is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Kellenberger's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Walter B. Kielholz is a Swiss citizen and his principal occupation is to act as Chief Executive Officer and as a member of the Executive Board of the Reporting Person. Mr. Kielholz's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Bruno Laube is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Laube's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Stefan Lippe is a German citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Lippe's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.





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                                                             PAGE 10 OF 22 PAGES

         Pierre L. Ozendo is a U.S. citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Ozendo's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Bruno Porro is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Porro's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Christian R. Speiser is a Swiss citizen and his principal occupation is to act as Chief Financial Officer and member of the Executive Board of the Reporting Person. Mr. Speiser's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Urs H. Winter is a Swiss citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Winter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

         Erwin Zimmermann is a German citizen and his principal occupation is to act as member of the Executive Board of the Reporting Person. Mr. Zimmermann's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.





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                                                             PAGE 11 OF 22 PAGES

                                  EXHIBIT INDEX


       EXHIBIT NO.                          DESCRIPTION                        SEQUENTIALLY NUMBERED
       -----------                          -----------                                PAGE
                                                                                       ----
        Exhibit F          Letter Agreement, dated April 17, 1997                       12

        Exhibit G          Registration Rights Amendment No. 7,                         18
                           dated April 16, 1997





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